SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


               For the quarterly period ended September 30, 2002


                               ------------------


                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


   1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,
                                 (514) 397-2384
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F ________                    Form 40-F ____X_____



Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes ________                         No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Q3
                  Interim Report
                  for the period ended September 30, 2002


Third Quarter 2002 Interim Management's Discussion & Analysis

This interim management's discussion and analysis of financial condition and results of operations ("Interim MD&A") for the third quarter of 2002 focuses on the results of the operations and financial situation of Bell Canada International Inc. ("BCI" or the "Corporation") and should be read in conjunction with BCI's unaudited consolidated financial statements for such period contained elsewhere herein and with the annual MD&A contained in BCI's Annual Report for 2001.

This Interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation. As a result of the adoption on July 17, 2002 of a court approved plan of arrangement (the "Plan of Arrangement") pursuant to Section 192 of the Canada Business Corporations Act, the operations of the Corporation consist of the execution of the Plan of Arrangement. Following the sale of BCI's interest in Telecom Americas Ltd. ("Telecom Americas"), the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company. Accordingly, in order to provide relevant information to BCI's stakeholders, this Interim MD&A focuses principally on the balance sheet, liquidity and future direction and outlook of the Corporation rather than on a review of the financial results compared to 2001.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed on pages 6 to 8 under "Risk Factors".

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the annual MD&A contained in BCI's Annual Report for 2001.

Overview

On June 3, 2002, BCI announced the signing of a definitive agreement to sell its interest in Telecom Americas to America Movil S.A. de C.V. ("America Movil"). On July 24, 2002, the sale was completed for a total consideration of approximately US$366 million (the "Telecom Americas Disposition"). The terms of the transaction included:

- Payment by America Movil of approximately US$146 million in cash and a US$220 million non-interest bearing unsecured promissory note due on March 1, 2003 (the "AMX Note"); and

- Release of BCI from approximately US$250 million of guarantees relating to Telecom Americas (i.e. the guarantees of the notes issued by Telecom Americas as part of the consideration to acquire Tess S.A. (the "Tess Notes") and certain indemnification obligations to SBC International, Inc. with respect to ATL-Algar Telecom Leste S.A. ("ATL") guarantees).

Of the initial proceeds of approximately US$146 million received on July 24, 2002, approximately US$113 million was converted to Canadian dollars at an exchange rate of C$1.5400, and was used to repay in full $174 million outstanding under BCI's senior secured bank credit facility. The credit facility was cancelled as of such date. To protect against adverse currency risk related to the AMX Note, on July 25, 2002, BCI purchased a foreign currency option (the "FX Option") that will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Net proceeds to the Corporation were US$47.4 million, resulting in a loss of approximately US$2.6 million (CDN $4.0 million). In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The remaining FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in the results of operations. The US$47.4 million received from America Movil was converted to Canadian dollars in the amount of CDN$74.7 million.

Pursuant to the Plan of Arrangement, BCI:

-  concluded the Telecom Americas Disposition;

- will proceed with the disposition of its remaining assets in an orderly fashion;

- will seek resolution of outstanding claims in order to make final distributions to its stakeholders; and

- following the final distribution to its stakeholders, will proceed to its dissolution.

The Plan of Arrangement was approved by shareholders and holders of the $160 million High Yield Notes due September 2004 on July 12, 2002.

The Court appointed Ernst & Young Inc. as monitor to perform the duties set forth in the Plan of Arrangement. Such duties include providing a recommendation to BCI and the Court with respect to the commencement of a process to identify claims against BCI.

Pursuant to the Plan of Arrangement, BCI completed the consolidation of its outstanding common shares from 4,797 million to 40 million on the basis of a ratio of 1 share for approximately 120 shares. BCI's common shares commenced trading on a post-consolidation basis on the Toronto Stock Exchange ("TSX") and NASDAQ on July 22, 2002.

Significant dilution to shareholders was avoided when affiliates of American International Group, Inc. ("AIG") sold their interest in Comunicacion Celular - Comcel S.A. ("Comcel") to a wholly owned subsidiary of America Movil, triggering the termination of the AIG right to put its interest in Comcel to BCI, as well as the automatic cancellation of the secondary warrants issued in connection with BCI's Rights Offering.

Following the announcement of the Telecom Americas Disposition on June 3, 2002, BCI's interest in Telecom Americas was effectively reduced to 34.2% when America Movil contributed equity to Telecom Americas. As a result, BCI ceased to jointly control Telecom Americas as of such date and accordingly, ceased accounting for Telecom Americas on a proportionate consolidation basis and adopted the cost accounting method for the investment. Hence, financial results since June 2002 reflect BCI's corporate results only.

The table below presents the Corporation's other investments as at September 30, 2002:


                                                                            Equity
                                                                            Interest    Total
Company (Country) (1)                                    Operations         (2)         Subscribers
--------------------------------------------------- ----------------------- ----------- --------------

Canbras Communications Corp. ("Canbras") (Brazil)   Broadband Cable & ISP       76%        211,055
Axtel S.A. de C.V. ("Axtel") (Mexico)               Fixed Wireless              28%        289,032



(1) Excludes BCI's investment in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively, the "Vespers"), and Genesis Telecom C.A. ("Genesis"), which have been written off.

(2) Figures represent, as at September 30, 2002, BCI's economic interests in the companies listed. These investments are treated as long-term investments and are recorded in the accounts at the lower of carrying value and net realizable value.


Results of Operations

Net earnings for the third quarter were $2.2 million, or $0.06 per share, reflecting foreign exchange gains on the AMX Note received as partial payment for BCI's interest in Telecom Americas, partially offset by corporate overhead and interest expenses and a loss from the early monetization on September 26, 2002 of US$50 million of the AMX Note.

Balance Sheet Analysis
The table below summarizes the consolidated balance sheet of the Corporation as at September 30, 2002:

(in thousands of Canadian dollars)

Current assets
Cash and cash equivalents                                                     $  153,497
Note receivable                                                                  269,586
Accounts receivable                                                                  493
Prepaid expenses and other current assets                                          1,801
                                                                       -------------------
                                                                                 425,377

Long-term investments                                                             96,627
Deferred charges and net fixed assets                                              2,026
                                                                       -------------------
                                                                              $  524,030
                                                                       ===================

Current liabilities
Accounts payable and accrued liabilities                                       $  28,977
                                                                       -------------------
                                                                                  28,977

Long-term debt due September 29, 2004                                            160,000
                                                                       -------------------
                                                                                 188,977
                                                                       -------------------

Shareholders' equity
Stated capital                                                                    10,000
Contributed surplus                                                            1,941,560
Deficit                                                                       (1,616,507)
                                                                       -------------------
                                                                                 335,053
                                                                       -------------------
                                                                              $  524,030
                                                                       ===================


As at September 30, 2002, Axtel and Canbras are presented as long-term Investments and recorded at the lower of carrying value and estimated net realizable value.

Accounts payable and accrued liabilities of $29 million are primarily comprised of employee-related items such as pension and severance costs which are typical of a company in a wind-down process as well as certain other contingencies and accruals. The $160 million of long-term debt reflects the High Yield Notes due in September 2004. Subject to the approval of the Court, and subject to the terms and conditions of the Indenture governing the notes, such notes could be redeemed prior to their stated maturity.

The note receivable consists of the US$170 million AMX Note translated at the September 30, 2002 exchange rate of C$1.5858.

Liquidity and Capital Resources

BCI Corporate

As at September 30, 2002, BCI had $153 million of cash and cash equivalents. Cash outlays from October 1, 2002 to March 1, 2003 are estimated at approximately $15 million to $20 million, including accounts payable, accrued liabilities, net interest and overhead costs. On March 1, 2003, the US$170 million remaining AMX Note matures. For the last ten months of 2003, cash outlays (including accounts payable, accrued liabilities, net interest and overhead costs) are estimated at approximately $35 million, excluding any amounts that may be required to settle certain contingent liabilities such as lawsuits, the Vesper guarantees and the Comcel voice over IP claim. (Further details are discussed on pages 6 to 8 under "Risk Factors").

Update on Assets Held for Disposal

Pursuant to the Plan of Arrangement, BCI is actively seeking to dispose of its remaining assets, Canbras and Axtel. The following is a summary of the third quarter financial and operational results of both companies.

Canbras' revenues reached $14.8 million in the quarter, up $1.2 million over the third quarter of 2001 driven primarily by cable and internet access subscriber growth partially offset by a devaluation of 20% in the Brazilian real compared to the Canadian dollar. EBITDA was $3.7 million, up $3.2 million over the same quarter last year, primarily due to a reduction in operating expenses driven by the devaluation in the Brazilian real and higher revenues. Debt at the end of the period was $35 million. As existing cash and cash generated from operations are not expected to be sufficient to meet current liabilities over the next 12 months, Canbras is pursuing refinancing alternatives as well as new sources of financing. There can be no assurance that such refinancing alternatives or any new financing can be arranged on acceptable terms or at all.

Axtel's revenues were $95.8 million for the quarter, an increase of $1.9 million over the third quarter of 2001 driven by higher revenue per subscriber. EBITDA reached $26.9 million, up $16.6 million over the same quarter last year due primarily to reduced general and administrative expenses. Debt at the end of the period was $839 million. Axtel is pursuing refinancing alternatives as well as new sources of financing. For example, Axtel is currently in discussions with its major supplier with respect to the terms of its supply and financing contracts. There can be no assurance that such refinancing or any new financing can be arranged on acceptable terms or at all.

Future Direction and Outlook

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company.

Subject to the resolution of certain contingent claims against BCI, cash and notes receivable, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, would likely permit BCI to repay its creditors and make a distribution to its shareholders.

The disposition and refinancing processes for Canbras are in the preliminary stages. The pace at which these activities proceed will be influenced by the difficult political, economic and financial conditions currently prevailing in Brazil. The events leading up to the election of a new president in Brazil on October 27, 2002 have created significant uncertainty and have contributed to a substantial (29%) devaluation in the Brazilian real since the second quarter of 2002 from R$1.86 per Canadian dollar to R$2.40 per Canadian dollar as at September 30, 2002.

Axtel's discussions with its major supplier are intended to ensure its long-term viability both in terms of financial stability and the continuity of the quality of its network. The outcome of these discussions will have a significant influence on the value that BCI will ultimately realize for its investment in Axtel.

The timing of the dispositions of both Canbras and Axtel is difficult to determine under current market conditions. It is possible that prior to completing these dispositions BCI could be requested to make further incremental investments in either or both companies. Any decision BCI takes with regard to further investments in Canbras and Axtel will be subject to the monitor's review and Court approval. Whether such incremental investments are made may also affect the value that BCI will realize upon the ultimate disposition of Canbras and Axtel. In light of these uncertainties, the actual amount that BCI ultimately realizes may be materially different from the amounts at which these investments are currently recorded.

It is currently not possible to determine the date by which BCI will be in a position to make a final distribution to stakeholders. However, BCI estimates that such process could take up to 12 to 18 months.

Risk Factors

Liquidity - the Corporation

Subject to the resolution of certain contingent claims against BCI, the proceeds from the Telecom Americas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, would likely permit BCI to repay its creditors and make a distribution to its shareholders. As of the date hereof, all elements of the Recapitalization Plan have been completed and the Credit Facility was repaid in full from the proceeds of the Telecom Americas Disposition. As a result, BCI has $160 million principal amount of High Yield Notes due September 2004 outstanding, and the following principal contingent liabilities:

- Approximately US$32 million of guarantees provided in respect of the Vespers;

- Class action lawsuit filed by certain former holders of BCI's convertible unsecured subordinated debentures seeking damages from BCI and its directors, BCE Inc. ("BCE") and BMO Nesbitt Burns, Inc. ("Nesbitt Burns") up to an amount of $250 million plus punitive damages and other amounts totalling $35 million in connection with the settlement of the debentures through the issuance of common shares;

- Class action lawsuit filed by Mr. Wilfred Shaw, a BCI common shareholder, seeking $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Plan and the implementation of BCI's Plan of Arrangement;

- Indemnification obligation to Comcel and its affiliates for certain amounts, to the extent Comcel is required to pay damages as a result of litigation in respect of the provision of long distance services through voice-over internet protocol; and

- As announced on January 10, 2002, an institutional holder of unsecured convertible subordinated debentures, La Caisse de depot et placement du Quebec ("CDP"), threatened to institute legal proceedings against BCI in connection with the settlement of the debentures through the issuance of common shares under BCI's Recapitalization Plan. The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter.

The Corporation's ability to realize the estimated net realizable value from asset sales remains dependant on many factors outside of management's control, such as the economic, political and monetary situations specific to each of the countries where BCI's investments are located, as well as the status of BCI's relationship with its partners in these investments.

There can be no assurance that BCI will be able to realize the estimated net realizable value of Canbras and Axtel. In addition, although America Movil is currently rated Baa1 by Moody's and BBB- by Standard & Poor's, and the AMX Note has been guaranteed by America Movil's principal operating subsidiary, Radiomovil Dipsa, S.A. de C.V. ("Telcel"), there can be no assurance that BCI will collect the full amount of the remaining proceeds from the AMX Note due on March 1, 2003.

Litigation

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice (the "Court") by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and Nesbitt Burns up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. In the event that BCI is not successful in its defense of the class-action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has reserved its rights with respect to such determination.

Separately, CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's convertible unsecured subordinated debentures, has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

On September 27, 2002 a lawsuit was filed with the Court by Mr. Wilfred Shaw, a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Plan and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

Pursuant to the Reorganization, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently involved in litigation involving claims of approximately US$70 million. While Comcel's Colombian counsel believes the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defense.

Stock Exchange Delisting
The Corporation received a NASDAQ staff determination on May 17, 2002, indicating that BCI failed to comply with share price listing requirements, and that its common shares were, therefore, subject to delisting from the NASDAQ National Market. BCI appeared before a NASDAQ Listing Qualifications Panel to review the staff determination. On September 9, 2002 the NASDAQ Listing Qualifications Panel issued a decision allowing BCI's shares to remain listed on the NASDAQ National Market. There can be no assurance that BCI will maintain its NASDAQ listing.

The TSX has indicated to the Corporation that it will not suspend trading in the common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market. There can be no assurance that BCI will maintain its TSX listing.

Other Risk Factors

Other risk factors include, without limitation: triggering an event of default as a result of a change of control, currency exposures, risks associated with conducting business in Latin America, BCI's history of losses, BCI's investment companies' ability to meet their debt covenants, BCI's investment companies' substantial leverage and ability to service debt, BCI's holding company structure, the dependence on local economies and inflation, BCI's control by BCE, BCI's share price volatility, license restrictions and regulations, technological risks, and radio frequency emissions concerns. For a more complete description of the risk factors, please refer to the Annual Information Form filed with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.


-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Earnings (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars, except per share amounts)
                                                               Three months ended                      Nine months ended
                                                                 September 30,                           September 30,
                                                     ---------------------------------------  ------------------------------------
                                                           2002                 2001               2002                2001
                                                     -----------------    ------------------  ----------------   -----------------
                                                                          Restated (Note 2)                       Restated (Note 2)

Revenues                                             $            -          $     92,501        $   231,639     $   238,069

Cost of sales                                                     -                44,195            101,472         111,465
Selling, general and administrative expenses                  5,608                33,562             74,967          93,079
Depreciation and amortization                                    57                50,919             72,843         132,482
                                                     -----------------    ------------------  ----------------   -----------------

Operating loss from continuing operations                    (5,665)              (36,175)           (17,643)        (98,957)

Foreign exchange gain (loss)                                 16,496              (103,038)           (62,690)       (183,338)
Interest expense                                             (5,580)              (68,160)          (117,278)       (136,287)
Loss on investments                                          (4,036)             (106,229)          (340,599)       (159,288)
Other                                                           991                 9,161                460          23,682
                                                     -----------------    ------------------  ----------------   -----------------
Earnings (loss) from continuing operations
before non-controlling interest                              2,206              (304,441)           (537,750)       (554,188)

Non-controlling interest                                          -                21,332              5,274          33,288
                                                     -----------------    ------------------  ----------------   -----------------
Net earnings (loss) from continuing operations                2,206              (283,109)          (532,476)       (520,900)
Discontinued operations  (Note 6)                                 -               (61,924)           643,622         236,765

                                                     -----------------    ------------------  ----------------   -----------------
Net earnings (loss)                                           2,206              (345,033)           111,146        (284,135)
Interest on convertible debentures                                -                (7,059)            (3,233)        (21,040)

                                                     -----------------    ------------------  ----------------   -----------------
Net earnings (loss) applicable to common shares          $    2,206           $  (352,092)       $   107,913      $ (305,175)
                                                     =================    ==================  ================ =================
Earnings (loss) per common share - basic                $      0.06             $ (534.28)       $     3.22       $  (463.09)
    and diluted (Note 7)
                                                     =================    ==================  ================   =================



-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Deficit (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                 Three months ended                     Nine months ended
                                                                   September 30,                          September 30,
                                                         ------------------------------------  ------------------------------------
                                                             2002                 2001               2002               2001
                                                         ---------------     ----------------  -----------------  -----------------
                                                                           Restated (Note 2)                     Restated (Note 2)
Deficit, beginning of period, as previously reported     $ (1,618,713)         $   (602,481)     $  (870,241)      $ (506,669)
Cumulative effect on prior years of change in accounting
policy for foreign currency translation (Note 2)                     -                    -         (112,748)        (142,729)
                                                         ---------------     ----------------  -----------------  -----------------

Deficit, beginning of period, as restated                   (1,618,713)            (602,481)        (982,989)        (649,398)
Transitional goodwill impairment  (Note 2)                           -                    -         (732,431)               -
Net earnings (loss)                                              2,206             (345,033)         111,146         (284,135)
Interest on convertible debentures                                   -               (7,059)          (3,233)         (21,040)
Share issue costs                                                    -                    -           (9,000)               -
                                                         ---------------     ----------------  -----------------  -----------------
Deficit, end of period                                   $  (1,616,507)        $   (954,573)     $(1,616,507)       $(954,573)
                                                         ---------------     ----------------  -----------------  -----------------



-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)
                                                                       Unaudited
                                                                         As at                         As at
                                                                     September 30,                 December 31,
                                                                         2002                          2001
                                                                ------------------------       ----------------------
                                                                                                      Restated
                                                                                                      (Note 2)
Current assets
Cash and cash equivalents                                              $ 153,497                      $  378,204
Notes receivable (Note 3)                                                269,586                          42,361
Accounts receivable                                                          493                         162,578
Inventory                                                                      -                          65,192
Prepaid expenses and other current assets                                  1,801                          28,522
                                                                   -----------------------       ---------------------
                                                                         425,377                         676,857

Investments (Note 3)                                                      96,627                               -
Fixed assets, net                                                            255                       1,185,460
Licenses, net                                                                -                         1,246,233
Deferred charges                                                           1,771                          87,863
Goodwill                                                                      -                        1,449,129
Other assets                                                                  -                          109,241
                                                                   -----------------------       ---------------------
                                                                       $ 524,030                     $ 4,754,783
                                                                   =======================       =====================

Current liabilities
Short-term loan facilities (Note 5)                                    $      -                      $   931,728
Notes payable                                                                 -                          145,510
Accounts payable and accrued liabilities                                  28,977                         381,228
Long-term debt due within one year                                            -                          661,953
                                                                   -----------------------       ---------------------
                                                                          28,977                       2,120,419

Long-term debt                                                           160,000                       1,539,300
Other long-term liabilities                                                   -                           84,640
Deferred income                                                               -                          493,776
Future income taxes  (Note 6)                                                 -                           79,733
                                                                   -----------------------       ---------------------
                                                                         188,977                       4,317,868
                                                                   -----------------------       ---------------------
Non-controlling interest                                                      -                           98,397
                                                                   -----------------------       ---------------------

Commitments and contingencies (Note 8)

Shareholders' equity
Convertible debentures                                                        -                          436,826
Put option                                                                    -                          174,288
Stated capital (Note 7)                                                  10,000                          846,101
Contributed surplus (Note 7)                                          1,941,560                                -
Deficit                                                              (1,616,507)                       (982,989)
Foreign currency translation adjustment                                       -                        (135,708)
                                                                   -----------------------       ---------------------
                                                                        335,053                          338,518
                                                                   -----------------------       ---------------------
                                                                     $  524,030                      $ 4,754,783
                                                                   =======================       =====================



-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows  (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)


                                                                       Three months ended                   Nine months ended
                                                                         September 30,                        September 30,
                                                                  -----------------------------       ------------------------------
                                                                          2002            2001                 2002            2001
                                                                  -------------   -------------       --------------  --------------
                                                                                    Restated                            Restated
                                                                                    (Note 2)                            (Note 2)
Operations
Net earnings (loss) from continuing operations                       $   2,206     $  (283,109)         $ (532,476)    $  (520,900)
Items not affecting cash
   Loss on investments                                                   4,036         106,229             340,599         159,288
   Depreciation and amortization                                            57          50,919              72,843         132,482
   Non-controlling interest                                                  -         (21,332)             (5,274)        (33,288)
   (Gains) losses on foreign exchange                                  (16,496)         71,631              65,912         148,832
   Accreted interest on long-term debt                                       -          14,908              31,615          31,649
   Amortization of discount on notes                                         -           4,663               7,039           9,594
Changes in working capital items                                       (16,967)         75,994             (50,265)         65,094
                                                                  -------------   -------------       --------------  --------------
Cash (used for)  provided by continuing operations                     (27,164)         19,903             (70,007)         (7,249)
                                                                  -------------   -------------       --------------  --------------

Investing activities
Notes receivable                                                        74,658        (152,101)            110,071         411,295
Capital expenditures                                                         -          (6,429)            (41,189)        (28,902)
Other long-term assets                                                       -          (1,914)             (2,440)         22,230
Proceeds from sale of investment in Telecom Americas Ltd.              226,187               -             226,187               -
Proceeds from sale of temporary investments                                  -               -                   -         211,718
Reduction in cash and cash equivalents due to
deconsolidation of Telecom Americas Ltd.                                     -               -            (488,867)              -
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                                -        (247,757)            (20,869)       (625,282)
                                                                  -------------       --------------  --------------  -------------
Cash provided by (used for) continuing investing activities            300,845        (408,201)           (217,107)         (8,941)
                                                                  -------------   -------------       --------------  --------------

Financing activities
Short-term loan facilities                                            (174,068)        464,049            (348,503)        311,328
Increase (decrease) in notes payable                                         -        (130,207)            121,351        (518,969)
Addition of long-term debt                                                   -           8,478             177,452          50,517
Reduction of long-term debt                                                  -         (57,181)           (220,887)       (203,570)
Issuance of common shares                                                    -               -             440,242             565
Share issue costs                                                            -               -              (9,000)              -
Interest paid on convertible debentures                                      -          (8,434)            (40,060)        (16,872)
Other long-term liabilities                                                  -           3,277               6,516          14,787
Amounts distributed to non-controlling interests                             -               -                   -         (13,134)
                                                                  --------------  --------------      -------------   -------------
Cash provided by (used for) continuing financing                      (174,068)        279,982             127,111        (375,348)
activities

                                                                  -------------   -------------       --------------  --------------

Foreign exchange loss on cash held in foreign currencies                     -          (1,966)            (27,567)         (8,642)
                                                                  -------------   -------------       --------------  --------------

Cash provided by (used for) discontinued operations (Note 6)                 -         (49,556)            (37,137)        469,583
                                                                  -------------   -------------       --------------  --------------

Net increase (decrease) in cash and cash equivalents                    99,613        (159,838)           (224,707)         69,403
Cash and cash equivalents, beginning of period                          53,884         352,921              378,204        123,680
                                                                  -------------   -------------       --------------  --------------
Cash and cash equivalents, end of period                            $  153,497     $   193,083         $   153,497     $   193,083
                                                                  =============   =============       ==============  ==============

See Note 9 for supplementary cash flow information

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Basis of Presentation

         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 as set out on pages 14 to 48 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2001 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). The interim consolidated financial statements should also be read in conjunction with the Corporation's Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Circular") dated June 10, 2002.

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2001 Annual Report and the Circular.


         PLAN OF ARRANGEMENT

         On July 12, 2002 the Shareholders and Noteholders of BCI approved a Plan of Arrangement under the CBCA. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

          o Performance by BCI of all its obligations pursuant to the Share Purchase Agreement to effect the Telecom Americas Disposition (see Note 3);

          o A Share Consolidation such that following the consolidation, BCI would have 40 million shares outstanding;

          o With the assistance of an appointed Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

          o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

          o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, proceed to the liquidation of BCI and the final distribution to BCI's stakeholders with the assistance of the Monitor and the approval of the Court; and

          o Following the liquidation of BCI and the final distribution to BCI's stakeholders, the dissolution of BCI.

         BASIS OF PRESENTATION

         As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to BCI stakeholders. The consolidated balance sheet at September 30, 2002 also reflects BCI's 75.6% interest in Canbras and its 27.7% interest in Axtel as long-term investments recorded at the lower of carrying value and net realizable value. Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Basis of Presentation  (cont'd)

         BCI RECAPITALIZATION

         On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan to enable the Corporation to meet its then short-term funding obligations and avoid immediate demands for repayment of other indebtedness. The Recapitalization Plan included the following:

         o A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million;

         o Settlement of obligations totaling approximately, $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;

         o The intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note
              6); and

         o The amendment and restatement of BCI's existing credit facility (the "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003 (see Note 5).

         Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the Credit Facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Americas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess acquisition (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements except as described in Note 1 and as noted below. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2001, respectively.

         For a description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2001.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments is subject to significant measurement uncertainly. (see
         Note 4).

         NEW ACCOUNTING POLICIES AND RESTATEMENTS

         Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA"):

         Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)


         over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $112,748,000, deferred charges decreased by $112,071,000, non-controlling interest decreased by $677,000 and net earnings for the three and nine months ended September 30, 2001 increased by $39,290,000 and decreased by $6,452,000 respectively.

         Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

         The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with the transitional provisions of
         Section 3062, $732,431,000 was charged to opening deficit.

         For the three and nine months ended September 30, 2001, goodwill amortization amounted to $19,094,000 and $51,811,000, respectively. In accordance with the provisions of Section 3062, prior period net earnings have not been restated to reflect the non-amortization of goodwill.

         Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments": These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

         The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corpora- tion's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

3.       Investments

         Investments are comprised of the Corporation's investments in Axtel and Canbras.

         As at June 30, 2002 the Corporation recorded a $339,327,000 write-down of its investment in Telecom Americas to net realizable value. On July 24, 2002, the Corporation completed the sale of its interest in Telecom Americas (see below).

         The Corporation's investments in Axtel and Canbras are recorded at the lower of carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000, included in discontinued operations.
         (see Note 6)

         The Corporation's ability to realize the estimated net realizable value of each of its investments remains dependent on many factors outside of management's control, such as economic and political conditions.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments  (cont'd)

         TELECOM AMERICAS' DISPOSITION

         BCI's interest in Telecom Americas was effectively reduced to 34.2% on June 3, 2002, upon the contribution of equity to Telecom Americas by America Movil. As a result, BCI ceased to jointly control Telecom Americas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Americas using the proportionate consolidation method and accounted for the investment at the lower of the equity carrying value and net realizable value.

         Pursuant to a Share Purchase Agreement announced on June 3, 2002, BCI completed the sale of its investment in Telecom Americas on July 24, 2002 to America Movil, for approximately US$366 million and realized no gain or loss.

         The principal terms of the Telecom Americas Disposition were as follows:

         o On the Closing Date, July 24, 2002, America Movil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by America Movil and its principal operating subsidiary, Radio-movil Dipsa, S.A. de C.V. (Telcel); and

         o Release of BCI, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.

         On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the US dollar denominated AMX Note. The FX Option will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

         On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Net proceeds to the Corporation were US$47.4 million, resulting in a loss of approximately US$2.6 million (CDN$4.0 million). In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in results of operations.

         INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

         During the nine months ended September 30, 2002, the Corporation indirectly acquired or increased its effective economic interest in certain companies and divested others. Each acquisition was accounted for using the purchase method.

         a) On February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Americas with its partners America Movil and SBC International, Inc. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil with reduced consolidated indebtedness.

              The Reorganization included the following transactions:

              o Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;
              o America Movil transferred cash of US$80,000,000 and transferred its 41% indirect interest in ATL to Telecom Americas;
              o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;
              o Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and o Telecom Americas distributed its 60% indirect interest in Techtel to America Movil

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments   (cont'd)

              As a result of the Reorganization, BCI recorded a net gain of $683,460,000 (see note 6), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

         b) On March 6, 2002, Telecom Americas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

         c) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Americas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000
              (US$56,418,000) resulting in additional goodwill of $9,122,000.

         d) On April 19, 2002, Telecom Americas completed a transaction whereby a private investor purchased US$300 million of non-redeemable convertible preferred shares of Telecom Americas. The proceeds were used to repay debt.

4.       Measurement Uncertainty

         The investments in Canbras and Axtel are recorded at the lower of carrying value and net realizable value. Management's best estimate of the net realizable value of the investments is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil and Mexico; the recent devaluation of the Brazilian real relative to the Canadian dollar; ongoing discussions by Axtel with its major supplier with respect to supply and financing contracts; and whether, if requested, BCI makes further incremental investments in either or both these companies.

5.       Credit Facility

         Prior to entering into the Share Purchase Agreement relating to the Telecom Americas Disposition, BCI sought and obtained the Lenders' Consent, which was required pursuant to the terms of the Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI would repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date of the Telecom Americas Disposition. On July 24, 2002, the Corporation repaid all the outstanding indebtedness under the Amended and Restated Credit Facility, which was then permanently cancelled.

6.       Discontinued operations

         Spanish Americas Mobile, Spanish Americas Broadband and Brazil
         Broadband

         Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization (see Note 3a). Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed in accordance with the Reorganization.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Discontinued operations  (cont'd)

         Asia Mobile

         On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

         Latin America CLEC

         Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised at the time of Axtel as well as Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers"). On September 30, 2001, the Corporation wrote-off its investment in the Vespers.

         Net earnings (loss) from discontinued operations are as follows:

                                                                       Three months ended                Nine months ended
                                                                          September 30,                    September 30,
                                                                 --------------------------------   -----------------------------
                                                                     2002              2001             2002            2001
                                                                 -------------    ---------------   -------------   -------------
         Revenues applicable to discontinued operations,
           excluded from consolidated revenues                   $         -      $     56,172       $        -      $   215,144
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net operating earnings (loss) from discontinued
           operations, net of tax:                                         -            16,009                -         (204,548)
         Gain on sale of investment in KG Telecom, (net of
           applicable income taxes of $44,522,000)                         -                 -                -          502,140
         Amortization of deferred gain                                     -             8,553                -           25,659
         Write-off of Vespers                                              -           (86,486)               -          (86,486)
         Net gain on Reorganization (Note 3)                               -                 -          683,460                -
         Loss on write-down of investments (Note 3)                        -                 -         (108,601)               -
         Loss on write-off of put option (Note 7)                          -                 -          (15,898)               -
         Reversal of future income tax liabilities  (a)                                      -           79,733                -
         Other                                                             -                 -            4,928                -
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net earnings (loss) from discontinued operations        $         -       $    (61,924)      $  643,622     $    236,765
         ----------------------------------------------------    -------------    ---------------   -------------   -------------


         (a) In light of recent financial developments, management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies which have since been treated as discontinued operations.

        Amounts related to the discontinued operations included in the consolidated balance sheet as at December 31, 2001 are as follows:

         Current assets                                      $    133,774
         Fixed assets, net                                         524,709
         Licenses, net                                             230,060
         Goodwill                                                  175,987
         Other assets                                              137,729
         --------------------------------------------        ---------------
         Total assets                                        $ 1,202,259

         Current liabilities                                       293,455
         Long-term debt                                            579,421
         Deferred income                                           423,497
         --------------------------------------------        ---------------
         Total liabilities                                      1,296,373

         --------------------------------------------        ---------------
         Non-Controlling interest                                   48,714
         --------------------------------------------        ---------------
         Net assets (liabilities)                            $   (142,828)
         --------------------------------------------        ---------------

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Discontinued operations  (cont'd)

         Cash flows from discontinued operations are as follows:

                                                                      Three months ended                 Nine months ended
                                                                         September 30,                     September 30,
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

         Operating activities                                              $       $    39,354      $                $  (339,685)
                                                                                                           7,357
         Investing activities                                             -           (161,462)          (61,567)        535,234
         Financing activities                                             -             71,931            18,062         275,930
         Foreign exchange gain (loss) on cash held in
         foreign currencies                                               -                621              (989)         (1,896)
         ----------------------------------------------------    -------------    -------------     -------------   -------------
         Cash flows (used for) from discontinued operations      $                                  $
                                                                          -         $  (49,556)          (37,137)    $   469,583
         ----------------------------------------------------    -------------    -------------     -------------   -------------


7.       Stated capital

         A) CHANGES IN COMMON SHARES, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 ARE AS FOLLOWS:

         On July 12, 2002, the Shareholder and Noteholders of BCI approved the Plan of Arrangement which included, among other things, a share consolidation such that following the consolidation, BCI would have 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.

                                                                             Number of                 Stated
                                                                               shares                  capital
                                                                          -----------------       ------------------

                 Balance, December 31, 2001                                        658,897          $   846,101
                    Issuance of shares - Rights offering                        24,922,166               440,242
                    Issuance of shares - Convertible debentures                 12,156,291               400,000
                    Issuance of shares - BCE Convertible loan                    2,262,646                78,371
                    Transfer to contributed surplus                                      -           (1,754,714)
                                                                          -----------------       ------------------
                 Balance, September 30, 2002                                    40,000,000          $     10,000
                                                                          =================       ==================


         In connection with the Plan of Arrangement, on July 12, 2002, the Shareholders approved a resolution with respect to the reduction of the stated capital of the Corporation to $10,000,000 and transfer of the amount withdrawn from stated capital to contributed surplus.

         On January 11, 2002, BCI closed a Rights Offering of units for cash proceeds of $440,241,800. Each unit, priced at $11,993.28 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

         On February 15, 2002, 24,922,166 common shares were issued upon the automatic exercise of the principal warrants at a price of $17.66 per share.

         Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to unrelated financial investors (affiliates of American International Group, Inc. "AIG") in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

         On July 12, 2002, the Corporation received notice that American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") had sold their indirect interest in Comcel to a wholly owned subsidiary of America Movil. Accordingly, the Holders' right to put this interest in Comcel to BCI pursuant to a December 10, 1998 Put Option Agreement was terminated pursuant to its terms. As a result, no BCI common shares will be issued to the Holders, and the secondary warrants automatically expired. Furthermore, the deferred asset recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option was written off during the second quarter and is included in net earnings from discontinued operations.

         In addition, the accreted value of the Put Option was reclassified to contributed surplus on June 30, 2002.

         As part of the Recapitalization Plan, the Corporation, on February 15, 2002, settled certain short-term obligations totaling $478 million through the issuance of common shares, as follows:

         o 12,156,291 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $32.90 per share; and

         o 2,262,646 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $34.64 per share.

         B)   STOCK OPTIONS

              At September 30, 2002, 10,208 stock options were outstanding of which 6,725 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation.


         C) EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

              The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the Share Consolidation described in Note 1, took place as of January 1, 2002:


                                                                       Three months ended                 Nine months ended
                                                                         September 30,                      September 30,
                                                                  -----------------------------      -----------------------------
                                                                          2002            2001               2002            2001
                                                                  -------------   -------------      -------------  --------------
              Numerator:
              Net earnings (loss) from continuing operations         $   2,206       $(283,109)        $ (532,476)   $  (520,900)
              Interest on convertible debentures                             -          (7,059)            (3,233)       (21,040)
                                                                  -------------   -------------      -------------  --------------
              Net earnings (loss) from continuing operations
              applicable to common shares - basic and diluted        $   2,206       $(290,168)        $ (535,709)     $(541,940)
                                                                  -------------   -------------      -------------  --------------
              Denominator:
              Weighted-average number of shares - basic and
              diluted                                                   40,000             659             33,515            659
                                                                  -------------   -------------      -------------  --------------
              Basic and diluted earnings (loss) per share from
              continuing operations                                  $    0.06       $ (440.32)        $   (15.98)     $ (822.37)
                                                                   =============   =============      =============  ==============

              The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated Capital (cont'd)

D)       EARNINGS (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

                                                                    Three months ended                  Nine months ended
                                                                       September 30,                      September 30,
                                                               ------------------------------      -----------------------------
                                                                        2002            2001               2002            2001
                                                               --------------   -------------      -------------  --------------
             Numerator:
             Net earnings (loss)                                 $    2,206        $(345,033)         $ 111,146    $ (284,135)
             Interest on convertible debentures                           -           (7,059)            (3,233)      (21,040)
                                                               --------------   -------------      -------------  --------------
             Net earnings (loss) applicable to common
             shares - basic and diluted                          $    2,206         (352,092)         $ 107,913      (305,175)
                                                               --------------   -------------      -------------  --------------
             Denominator:
             Weighted-average number of common
             shares - basic and diluted                              40,000             659              33,515            659
                                                               ==============   =============      =============  ==============
             Basic and diluted earnings (loss) per share          $    0.06         $(534.28)         $    3.22      $ (463.09)
                                                               ==============   =============      =============  ==============

             Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

8.       Commitments and contingencies

a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements with certain Brazilian banks to guarantee approximately US$32,300,000 of Vesper debt (the "Vesper Guarantees"). Twenty five percent of the debt guaranteed is due in the second quarter of 2004 and the remaining seventy five percent is due in the second quarter of 2005. The amount of the Vesper Guarantees will be reduced proportionately in the event there is a reduction in the principal amount being guaranteed.

         The Vesper Guarantees can be exercised if:

               a) The Vespers default in the repayment of the principal amount of the loans at maturity or upon early acceleration; or
               b)   In the event BCI is dissolved or liquidated.

         The Plan of Arrangement ultimately will result in the liquidation and dissolution of BCI. Accordingly, the Vesper Guarantees may become payable not only if the Vespers default on their payment obligation, but also if the liquidation or dissolution of BCI occurs before the Vespers discharge their payment obligations. To the extent that BCI pays the Vesper Guarantees, it will become a creditor of the Vespers. The Corporation has not accrued any amount with respect to this contingency.

b) On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice (the "Court") by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and BMO Nesbitt Burns Inc. up to an amount of $250,000,000 plus punitive damages and other amounts totalling $35,000,000 in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan.

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Commitments and contingencies

         BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

c) On September 27, 2002 a lawsuit was filed with the Court by Mr. Wilfred Shaw, a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement .

         BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

d) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. While Comcel's Colombian counsel believes the damage allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defence.

         BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's convertible unsecured subordinated debentures, has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

         BCI is of the view that the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

         The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation. As of October 31, 2002, CDP had not commenced legal proceedings.


9.       Supplementary cash flow information

                                                                      Three months ended                 Nine months ended
                                                                         September 30                       September 30
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

                  Interest paid                                       $ 9,319          $39,450      $ 100,526           $ 65,676
                  Income taxes paid                                    $    -          $            $                     $    -
                                                                                       -            -


                                            TRADING STATISTICS (restated on a consolidated basis)



       Price Range of Common Shares                                                  Average Daily Trading Volumes
       -----------------------------------------------------------------------       --------------------------------------------
                                              July 1 - September 30, 2002
                                                                                                           July 1 - Sept 30, 2002
                                                 High     Low          Close
            Toronto Stock Exchange        ($) 3.6         0.60         1.76          Toronto   (BI)                   105,213
             NASDAQ (BCICF)           (US$)   2.04        0.61         1.08          NASDAQ  (BCICF)                   57,040



        Additional information may be obtained from:

        Bell Canada International Inc.
        Investor Relations
        1000, rue de La Gauchetiere Ouest, Bureau 1100
        Montreal (Quebec)  H3B 4Y8

        Tel:      (514) 392-2384
        Fax       (514) 392-2266
        E-mail:   investor.relations@bci.ca

        BCI files statistical information which is available to analysts with Canadian securities commissions and the US Securities and Exchange Commission. This information can be found on the BCI Inc. web site, www.bci.ca, and is available from the Corporation upon request.

        BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company.

        A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

        Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             BELL CANADA INTERNATIONAL INC.


Date: November 21, 2002      [Signed:  Graham E. Bagnall]
                             -------------------------------------
                             Name: Graham E. Bagnall
                             Title: Vice-President and Comptroller